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Exhibit 99.1

July 24, 2014

DragonWave Inc. Announces Proposed Public Offering of Units

        OTTAWA, ONTARIO—(Marketwired—July 24, 2014)—DragonWave Inc. (the "Company") (TSX:DWI)(NASDAQ:DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, announced that it intends to offer units of the Company (the "Units") in a C$21.5 million underwritten public offering (the "Offering"). The pricing and number of Units to be offered will be determined in the context of the market (the "Issue Price"). CIBC is acting as the sole book-runner for the offering and H.C. Wainwright & Co., LLC is acting as co-lead manager (together, the "Underwriters").

        Each Unit will consist of one common share and one half of one warrant. Each whole warrant will be exercisable for one common share of the Company, at an exercise price to be determined in the course of marketing, for a period of two years from the closing of the Offering. The Company will grant the Underwriters an option, exercisable at the Issue Price for a period of 30 days following closing date the offering, to purchase up to an additional 15% of the issue to cover over-allotments, if any. The Underwriters can elect to exercise the Over-Allotment Option for Units only, Common Shares only, or Warrants only, or any combination thereof. The Offering is expected to price before 9:30 am EDT on July 25, 2014.

        The Offering is subject to market conditions and other customary conditions, including the approval of the Toronto Stock Exchange ("TSX") and The NASDAQ Stock Market ("NASDAQ") with respect to the listing of the common shares, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the offering. The Company intends to apply to list the Warrants on the NASDAQ and has applied to list the warrants on TSX. There is no guarantee that the Warrants will be listed on NASDAQ or the TSX.

        The Offering is being conducted in the United States pursuant to the Company's effective shelf registration statement filed with the United States Securities and Exchange Commission (the "SEC") on August 29, 2013 and in Canada pursuant to a final short form base shelf prospectus dated August 29, 2013 filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec. A preliminary prospectus supplement containing important information relating to the offered securities has been filed with the securities commissions in each of the provinces of Canada, other than Quebec, and in the United States with the SEC. The preliminary prospectus supplement is still subject to completion or amendment. A final prospectus supplement relating to the Offering will also be filed with the securities commissions in each of the provinces of Canada, other than Quebec, and in the United States with the SEC. The preliminary prospectus supplement and the final prospectus supplement will each form a part of the effective registration statement and the prospectus. When available, copies of the preliminary and final prospectus supplements relating to these securities may be obtained by visiting the SEC's website at www.sec.gov, on SEDAR at www.sedar.com or from CIBC or H.C. Wainwright & Co. LLC by sending an email to michelene.dougherty@cibc.ca,for Canadian investors, and useprospectus@us.cibc.com or placements@hcwco.com, for United States investors. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

        The Company also announced that it has filed a new preliminary short form base shelf prospectus with the securities commissions in each of the provinces of Canada, other than Quebec, and a corresponding shelf registration statement with the SEC. Under the new prospectus and corresponding new registration statement, the Company may from time to time offer by way of shelf prospectus supplement debt securities, common shares or warrants to purchase debt securities or common shares in the aggregate amount of up to US$80,000,000. The new shelf prospectus and corresponding new registration statement is intended to provide the Company with additional flexibility to access securities markets in a timely manner and to cover common shares issued upon exercise of the warrants, if necessary, under applicable U.S. securities laws. Other than the Offering, the Company has no present intention to undertake an offering of securities. Securities may not be sold nor may offers to buy be accepted under the new short form base shelf prospectus or corresponding new registration statement prior to the time a receipt for the new final short form base shelf prospectus is issued and the corresponding registration statement becomes effective.

About DragonWave

        DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

        DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

        Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to the timing of the pricing of the Offering, the terms of the Offering, and the availability of the preliminary prospectus supplement and the final prospectus supplement. These statements are subject to certain assumptions, risks and uncertainties, including market conditions and stock exchange approvals. Readers are cautioned not to place undue reliance on such statements. These statements are provided to assist external stakeholders in understanding DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements.

        Risk factors, in addition to those detailed above, that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the Company's effective shelf registration statement filed with the SEC on August 29, 2013 and in the final short form base shelf prospectus dated August 29, 2013 filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec, and the documents incorporated by reference therein, and in other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively.

        DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Contact:
John Lawlor
Investor Relations
DragonWave Inc.
jlawlor@dragonwaveinc.com
613-599-9991 ext 2424

Media Contact:
Nadine Kittle
Marketing Communications
DragonWave Inc.
nkittle@dragonwaveinc.com
613-599-9991 ext 2262

Media Contact:
Becky Obbema
Interprose Public Relations
(for DragonWave)
Becky.Obbema@interprosepr.com
(408) 778-2024
Source: DragonWave Inc.

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  Exhibit 99.1